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
--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES:   FEBRUARY 1, 1994
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                X   Director             10% Owner
    DAVIS          TODD             C.          Sheffield Pharmaceuticals, Inc. (SHM)          ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
  c/o Elan Pharmaceutial Research Corp.         Person (Voluntary)                            -----------------  ------------------
  1300 Gould Drive                                                         October 1999
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   ___Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
  Gainesville    Florida            30504                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock, par value
$.01 per share                    June 30, 1998   P                                (2)        4,571,428           I          (3)
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

FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Director Options                       1.4375       9/15/98    P             25,000                  3/15/99   9/15/03
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Director Options                       2.3125        1/1/99    P             15,000                   7/1/99    1/1/04
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Series D Preferred Stock               $4.86       10/18/99    P             12,015                 10/18/01  10/18/05
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Series F Preferred Stock               $3.40       10/18/99    P              5,000                 10/18/01  10/18/05
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Warrant                                $6.00       10/18/99    P            150,000                 10/18/02  10/18/06
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Warrant                                $2.00        6/30/98    P            990,000                 12/31/98   6/30/05
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Series C Convertible Preferred Stock   $1.41        6/30/98    P             11,500                  6/30/98   6/30/08
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Convertible Promissory Note            $1.75        6/30/98    P                N/A                            6/30/05
------------------------------------------------------------------------------------------------------------------------

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

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1. Title of Derivative Security     7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   (Instr. 3)                          lying Securities                    of         of Deriv-      ship           of In-
                                       (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                                                           ative      Securi-        of De-         Bene-
                                                                           Secur-     ties           rivative       ficial
                                                                           ity        Bene-          Secu-          Own-
                                                                           (Instr.    ficially       rity:          ership
                                                                           5)         Owned          Direct         (Instr. 4)
                                                                                      at End         (D) or
                                                         Amount or                    of             Indi-
                                           Title         Number of                    Month          rect (I)
                                                         Shares                       (Instr. 4)     (Instr. 4)
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Director Options                       Common Stock         25,000          N/A        25,000          D
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Director Options                       Common Stock         15,000          N/A        15,000          D
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Series D Preferred Stock               Common Stock      2,472,222      $12,015,000    12,015          I              (3)
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Series F Preferred Stock               Common Stock      1,470,588          (1)         5,000          I              (3)
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Warrant                                Common Stock        150,000          (1)         N/A            I              (3)
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Warrant                                Common Stock        990,000          (2)         N/A            I              (3)
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Series C Convertible Preferred Stock   Common Stock      8,904,965      $11,500,000    12,556          I              (3)
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Convertible Promissory Note            Common Stock      1,209,485          N/A         N/A            I              (3)
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Explanation of Responses:

(1)  The Shares of Series F Preferred Stock and the Warrant issued on            /s/ Todd Davis                   November   ,1999
     October 18, 1999 were purchased by Elan International Services, Ltd.        -------------------------------  ----------------
     ("EIS") for aggregate consideration of $5,000,000.                          **Signature of Reporting Person  Date

(2) The Shares of Common Stock and the Warrant issued on June 30, 1998 were purchased by EIS for aggregate consideration of $6,000,000.

(3) Elan Pharmaceuticals Investments Ltd. ("EPIL") is the record and beneficial owner of the securities purchased on June 30, 1998. EIS is the record and beneficial owner of securities purchased on October 18, 1999. EIS and EPIL are each wholly-owned subsidiaries of Elan Corporation, plc, an Irish public limited company. The reporting person is Director of Planning, Investments and Development of Elan Pharmaceuticals Research Corp., an affiliate of EIS and EPIL.



**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.

SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                                                                      Page 2 of 3
                                                                                                                  SEC 1474 (3/91)
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